GERALD R. TUSKEY, PERSONAL LAW CORPORATION

Suite 1000, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

Telephone:  (604)681-9588

Facsimile:  (604)688-4933

Email:  gtuskey@telus.net

                                                                                                            March 3, 2005

VIA COURIER/EDGAR FILING

U.S. Securities and Exchange

450 Fifth Street, N.W.

Mail Stop 03-05

Washington, D.C.   20549

Attention:  Mr. Daniel H. Morris, Attorney-Adviser

                  Division of Corporation Finance

- and -

Attention:  Ms. Sara W. Dunton, Branch Chief

Dear Mr. Morris and Ms. Dunton:

                        Re:  Bingo.com, Inc. (the "Company")

                                - Amendment No. 4 to Form S-4 filed February 23, 2005

                                 - File No. 333-120120

                        Further to our telephone conversation of this morning, I enclose three blackline copies and one clean copy of amendment no. 5 to the Company's S-4.  As requested, we are filing the front page of the S-4, Part II of the S-4 and the amended opinion of Wigley & Associates.  Our request for acceleration of effectiveness is also enclosed.

                                                                                    Yours truly,

                                                                                    Gerald R. Tuskey,

                                                                                    Personal Law Corporation

                                                                                    Per:      /s/Gerald R. Tuskey

                                                                                                Gerald R. Tuskey

Enclosures

cc:                Bingo.com, Inc.

                Attn. Mr. T.M. Williams